Mail Stop 3561

				February 3, 2006

By Facsimile and U.S. Mail

Mr. Russ Strobel
Chief Executive Officer
Nicor Inc.
1844 Ferry Road
Naperville, IL 60563

		Re:	Nicor Inc.
			Form 10-K for the year ended December 31, 2004
			Filed March 1, 2005
			File No. 1-07297

			Northern Illinois Gas Company
			Form 10-K for the year ended December 31, 2004
			Filed March 1, 2005
			File No. 1-07296

Dear Mr. Strobel:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated January 30, 2006. Our review resulted in the following accounting comments.

Form 10-K for the Year Ended December 31, 2004

Business, page 3

1. We note your response to comment one of our letter dated
December
30, 2005. We understand that the natural gas market is liquid. Please explain if the gas supplies referenced were obtained through long term contracts, and if so, indicate to us the financial impact
related to the potential loss of any one, or both, suppliers. In this regard, we understand there may not be an impact to earnings, but explain what impact a loss could have to your operating cash
flows.   Please see SOP 94-6.

Other Energy Ventures, page 6

2. We note your response to comment three of our letter dated December 30, 2005. It is our understanding that Nicor establishes gas inventory reserves at opportunistic price and time points. In this regard, explain to us if there are any timing differences related to amounts of gas inventory transported to your storage facilities by the Horizon pipeline, and when you ultimately realize the profits on the sale of the gas to your end users. See APB 18. Furthermore, explain what analysis was performed with respect to the application of FIN 46R to your investment in Horizon. In this regard, the contract you have may cause Horizon to be considered a variable interest entity (VIE). If Horizon is considered a VIE, explain who is the primary beneficiary, and how you reached your conclusion.

3. We note your response to comment four of our letter dated
December
30, 2005. Please confirm to us that you have met the disclosure requirements of EITF 02-3 with respect to your trading derivatives, if you have not, then present such disclosure on a prospective basis.


	```````````````````````````````````````````````As
appropriate,
please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.
`
		If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.





			Sincerely,



			Michael Moran, Esq.
			Branch Chief


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Mr. Russ Strobel
Nicor Inc.
February 3, 2006
Page 2